Exhibit 99.1

Ambow Education Holding Ltd. Responds to Shareholder Petition

BEIJING, May 6, 2013 — Ambow Education Holding Ltd. (“Ambow” or the “Company” NYSE: AMBO), a leading national provider of educational and career enhancement services in China, today announced that GL Asia Mauritius II Cayman Limited (“GLA”), an affiliate of Avenue Asia Capital and a shareholder of the Company, filed a petition on April 23, 2012 in the Grand Court of the Cayman Islands, the Company’s jurisdiction of organization, to request an order to wind up the Company and other remedies.

The Company firmly believes that there is no basis for any of GLA’s claims, and that the filing of the petition and the relief it seeks are wholly inappropriate.  The Company has engaged Cayman Islands legal counsel and intends to vigorously contest GLA’s petition.

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. (NYSE: AMBO) is a leading national provider of educational and career enhancement services in China, offering high-quality, individualized services and products. Ambow has two business divisions: “Better Schools,” which includes K-12 schools and tutoring centers; and “Better Jobs,” which includes colleges and career enhancement centers. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 30 out of the 31 provinces and autonomous regions within China.

For investor and media inquiries please contact:

Ms. Mandy Li

IR Manager

Ambow Education Holding Ltd.

Tel: +86-10-6026-8130

Email: ir@ambow.com